SUPPLEMENT
(To Prospectus Supplement dated May 30, 2007
to Prospectus dated May 22, 2007)

$2,167,194,000 (Approximate)

LEHMAN XS TRUST

Mortgage Pass-Through Certificates, Series 2007-7N

Notwithstanding anything to the contrary in the attached prospectus supplement, dated May 30, 2007 (the “Prospectus Supplement”), on August 2, 2007, Lehman Brothers Holdings Inc. exercised its right to terminate American Home Mortgage Servicing, Inc. without cause pursuant to the Flow Mortgage Loan Purchase, Warranties and Servicing Agreement, dated as of May 1, 2007, by and between Lehman Brothers Bank FSB, as Purchaser, and American Home Mortgage Corp., as Seller, as reconstituted by the Reconstituted Servicing Agreement, dated as of May 1, 2007, by and between Lehman Brothers Holdings Inc., as Seller, and American Home Mortgage Corp., as Servicer. In connection with such termination, all of the Mortgage Loans currently serviced by American Home Mortgage Servicing, Inc. will be serviced by Aurora Loan Services LLC. In addition, Fitch Ratings announced on August 2, 2007 that it was downgrading its servicer rating for American Home Mortgage Servicing, Inc. to RPS3-minus. For more information on Aurora Loan Services LLC, please see “The Servicers—Aurora Loan Services LLC” in the Prospectus Supplement.

American Home Mortgage Servicing, Inc. is a subsidiary of American Home Mortgage Investment Corp. which continues to face financial difficulties. On August 2, 2007, American Home Mortgage Investment Corp. announced that is was closing its origination business, no longer taking mortgage applications and cutting most of its staff of approximately 7,000 employees. American Home Mortgage Investment Corp. also announced that it is currently maintaining its mortgage servicing business. In addition, American Home Mortgage Investment Corp. has been named as a defendant in multiple lawsuits alleging violations of federal securities laws. The financial condition of American Home Mortgage Investment Corp. as well as recent litigation may have a material adverse affect on American Home Mortgage Servicing, Inc.’s ability to service the Mortgage Loans and on American Home Mortgage Corp.’s ability to repurchase the Mortgage Loans as a result of a breach of representations and warranties. Further, the financial condition of American Home Mortgage Investment Corp. and the potential that it may file for bankruptcy may delay or preclude the proposed servicing transfer. For more information on the risks of nonperformance by an originator, see “Risk Factors—Recent Developments in the Residential Mortgage Market May Adversely Affect the Yields of the Offered Certificates” in the Prospectus Supplement.

All of the other portions of the Prospectus Supplement shall remain unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

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The date of this Supplement is August 3, 2007.